Greenberg Traurig

04036139

August 6, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Genetic Technologies Limited. (the "Issuer")
File Number 82-34627

To Whom it May Concern:

On behalf of the Issuer, we enclose for submission the following reports as filed in Australia:

1. Half-year Report for the six month period ended December 31, 2003;
2. Announcement to the ASX, dated November 17, 2003 ;
3. Announcement to the ASX, dated November 26, 2003;.
4. Announcement to the ASX, dated November 27, 2003;
5. Announcement to the ASX, dated December 8, 2003;
6. Announcement to the ASX, dated December 8, 2003;
7. Announcement to the ASX, dated December 16, 2003;
8. Announcement to the ASX, dated December 22, 2003;
9. Announcement to the ASX, dated December 28, 2003;
10. Announcement to the ASX, dated December 30, 2003;
11. Announcement to the ASX, dated February 2, 2004;
12. Announcement to the ASX, dated February 9, 2004;
13. Announcement to the ASX, dated February 26, 2004;
14. Announcement to the ASX, dated February 27, 2004;
15. Announcement to the ASX, dated March 30, 2004;
16. Announcement to the ASX, dated April 13, 2004;
17. Announcement to the ASX, dated April 19, 2004;

dlw 8/10

ALBANY
AMSTERDAM
ATLANTA
BOCA RATON
BOSTON
CHICAGO
DALLAS
DENVER
FORT LAUDERDALE
LOS ANGELES
MIAMI
NEW JERSEY
NEW YORK
ORANGE COUNTY, CA
ORLANDO
PHILADELPHIA
PHOENIX
SILICON VALLEY
TALLAHASSEE
TYSONS CORNER
WASHINGTON, D.C.
WEST PALM BEACH
WILMINGTON
ZURICH

Greenberg Traurig, LLP | Attorneys at Law | Met Life Building | 200 Park Avenue | New York, NY 10166
Tel 212.801.9200 | Fax 212.801.6400
www.gtlaw.com

18. Announcement to the ASX, dated March 29, 2004;

19. Announcement to the ASX, dated March 31, 2004;

20. Announcement to the ASX, dated March 26, 2004;

21. Announcement to the ASX, dated May 20, 2004;

22. Announcement to the ASX, dated May 24, 2004;

23. Announcement to the ASX, dated June 4, 2004;

24. Announcement to the ASX, dated June 15, 2004;

25. Announcement to the ASX, dated June 30, 2004;

26. Announcement to the ASX, dated July 22, 2004; and

27. Announcement to the ASX, dated July 23, 2004;

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Very truly yours,

Ross Kaufman

File No. 82-34627

Half-Year Report of *Genetic Technologies Limited* for the Six Month Period Ended 31 December 2003

ACN 009 212 328

This Half-Year Report is provided to the Australian Stock Exchange (ASX) under ASX Listing Rule 4.2A.3.

Current Reporting Period:	Half year ending 31 December 2003
Previous Corresponding Period:	Half year ending 31 December 2002

Results for the Half-Year Ended 31 December 2003 for Announcement to the Market

Revenue and Net Profit/(Loss)

		Percentage Change %	Amount
Revenue from ordinary activities	down	49	To $2,466,807
Profit/(loss) from ordinary activities after tax attributable to members	up	204	To ($5,103,989)
Net profit/(loss) attributable to members	up	204	To ($5,103,989)

Dividends (Distributions)

	Amount per security	Franked amount per security
Final dividend	Nil¢	Nil¢
Interim dividend	Nil¢	Nil¢
Record date for determining entitlements to the dividend:		
• final dividend		N/A
• interim dividend		N/A

Please refer to Note 3 in the Notes to the Financial Statements for the Half-Year ended 31 December 2003 for a commentary on the results.

GENETIC TECHNOLOGIES LIMITED

Directors' Report

The directors of Genetic Technologies Limited (the "Company") submit herewith the financial report for the half-year ended 31 December 2003. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

The names of the directors of the Company during or since the end of the half year are:

Dr Mervyn Jacobson (Executive Chairman)
Mr Fred Bart (Deputy Chairman)
Mr Ian Alistair Dennis
Prof Deon Venter
Mr Russell Granzow

Review of Operations

The consolidated entity continues to operate in the biotechnology sector.

Further information concerning the operations and financial condition of the consolidated entity can be found in the financial report and in releases made to the Australian Stock Exchange (ASX) during the half year.

Signed in accordance with a resolution of the directors



I.A Dennis
Director
Sydney, 24 February 2004

Consolidated Statement of Financial Performance
For the Half-Year Ended 31 December 2003

	Note	6 months to 31 December 2003 $	6 months to 31 December 2002 $
Revenue from ordinary activities		2,466,807	4,858,300
Administrative expenses		(1,149,045)	(423,496)
Amortisation		(1,671,228)	(1,704,568)
Cost of investments sold		(240,335)	-
Depreciation		(240,065)	(60,474)
Employee benefits expenses		(1,705,202)	(1,120,845)
Foreign exchange losses		(418,288)	(480,646)
Legal and patent fees		(505,154)	(237,482)
Loss on sale of fixed assets		-	(71,450)
Operating lease rentals		(218,436)	(217,380)
Research and development		(217,299)	(301,758)
Testing supplies and services		(945,984)	(1,048,287)
Writeup (writedown) of investments		173,449	(335,964)
Other expenses from ordinary activities		(369,453)	(597,753)
		(7,507,040)	(6,600,103)
Loss From Ordinary Activities Before Income Tax Expense/(Benefit)	2	(5,040,233)	(1,741,803)
Income tax expense/(benefit) relating to ordinary activities		-	-
Loss From Ordinary Activities After Related Income Tax Expense/(Benefit)		(5,040,233)	(1,741,803)
Net (profit) loss attributable to outside equity interests		(63,756)	62,541
Net loss attributable to members of the parent entity	5	(5,103,989)	(1,679,262)
(Decrease)/increase in foreign currency translation reserve arising on translation of self-sustaining foreign operations		(37,981)	524,565
Total Revenue, Expense and Valuation Adjustments Attributable to Members of the Parent Entity Recognised Directly in Equity		(37,981)	524,565
Total Changes In Equity Other Than Those Resulting From Transactions With Owners As Owners		(5,141,970)	(1,154,697)
Basic earnings per share		(1.9)	(0.6)
Diluted earnings per share		(1.9)	(0.6)

Consolidated Statement of Financial Position
As at 31 December 2003

	Note	31 December 2003 $	30 June 2003 $
Current Assets			
Cash assets		12,999,466	5,828,540
Receivables		429,208	1,236,596
Investments		184,580	258,341
Other current financial assets		38,655	49,750
Total Current Assets		13,651,909	7,373,227
Non-Current Assets			
Property, plant and equipment		1,419,440	1,490,140
Investments		676,598	749,528
Intangibles		18,953,872	20,632,107
Total Non-Current Assets		21,049,910	22,871,775
Total Assets		34,701,819	30,245,002
Current Liabilities			
Payables		1,362,431	2,715,053
Provisions		281,494	253,089
Total Current Liabilities		1,643,925	2,968,142
Total Liabilities		1,643,925	2,968,142
Net Assets		33,057,894	27,276,860
Equity			
Contributed equity		50,549,826	39,684,101
Reserves		654,329	692,310
Accumulated losses	5	(18,088,914)	(12,984,925)
		33,115,241	27,391,486
Parent Entity Interest			
Outside equity interests		(57,347)	(114,626)
Total Equity		33,057,894	27,276,860

Consolidated Statement of Cash Flows
For the Half-Year Ended 31 December 2003

	Note	6 months to 31 December 2003 $	6 months to 31 December 2002 $
Cash Flows From Operating Activities			
Receipts from customers		2,100,711	3,814,087
Payments to suppliers and employees		(5,807,659)	(3,972,643)
Interest and bill discounts received		140,326	57,300
Other		276,381	52,177
Net cash (used in) operating activities	6(b)	(3,290,241)	(49,079)
Cash Flows From Investing Activities			
Proceeds on sale of investment securities		393,936	-
Payment for property, plant and equipment		(422,692)	(55,334)
Net cash provided by/(used in) investing activities		(28,756)	(55,334)
Cash Flows From Financing Activities			
Proceeds from issues of equity securities		9,650,000	-
Proceeds from the exercise of options		1,215,725	-
Net cash provided by financing activities		10,865,725	-
Net Increase/(Decrease) In Cash Held		7,546,728	(104,413)
Cash At The Beginning Of The Half Year		5,828,540	7,160,299
Effects of exchange rate changes on the balance of cash held in foreign currencies		(375,802)	(22,000)
Cash At The End Of The Half Year	6(a)	12,999,466	7,033,886

1. Basis of Preparation of Half-Yearly Financial Report

The half-year report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the Annual Financial Report of Genetic Technologies Limited as at 30 June 2003. It is also recommended that the half-year financial report should be considered with any public announcements made by Genetic Technologies Limited and its controlled entities during the half-year ended 31 December 2003 in accordance with continuous disclosure obligations arising under the Corporations Act 2001

This preliminary final report has been prepared in accordance with ASX Listing Rule 4.2A.3 and the disclosure requirements of ASX Appendix 4D.

(a) Basis of accounting

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 1029 "Interim Financial Reporting" and other mandatory professional requirements (Urgent Issues Group Consensus Views).

The half-year financial report has been prepared in accordance with the historical cost convention.

For the purpose of preparing the half-year report, the half-year has been treated as a discrete reporting period.

(b) Changes in accounting policies

(i) Revenue recognition of license income

During the half-year period, the Company changed its revenue recognition policy in respect of licensing income to fully align its policy in accordance with US GAAP financial requirements. The US GAAP requirements comply with Australian Accounting Standards, however, are far more prescriptive than the Australian Accounting Standards. The revenue recognition policy for license income is that license fee income is booked on the execution of a binding agreement where the income is fixed and determinable, and collection is reasonably assured. Any securities component of the upfront license fee is booked as revenue based on the market price of the securities at the date of signing the license agreement in the case of listed securities, and the price of the latest capital raising by the licensee in the case of unlisted securities.

Due to the extended payment terms of certain contracts, revenue will not be recognised until the license fees are collected. The financial effect of these adjustments was that revenue previously recognised of $333,555 was reversed in the current period. There was no impact on the comparative numbers for 2002. The adoption of the US GAAP policies was to ensure that in future periods the revenue reported under Australian Accounting Standards will be the same as the revenue reported under US GAAP, which will assist the Company when it lists its Level 2 Sponsored American Depository Receipts on NASDAQ.

	6 months to 31 December 2003 $	6 months to 31 December 2002 $

2. (Loss)/Profit From Ordinary Activities

Profit/(loss) from ordinary activities before income tax includes the following items of revenue and expense:

	6 months to 31 December 2003 $	6 months to 31 December 2002 $
(a) Revenue		
Rendering of services	1,542,793	1,614,117
Licensing and royalty income	24,808	3,160,714
Proceeds on sale of investments	393,936	-
Interest received	208,830	57,300
Grant income	251,983	-
Other revenue	44,457	26,169
Total revenue	2,466,807	4,858,300
(b) Expenses		
Depreciation of non-current assets	240,065	60,474
Amortisation of non-current assets	1,671,228	1,704,568

3. Commentary on Results

The loss for the half-year was $5,103,989, which was $3,424,727 higher than in the previous corresponding period. The increased loss was mainly attributed to lower licensing revenue compared to the previous period and the effect of the change in the revenue recognition policy of licensing income which resulted in a reduction of licensing income previously recognized of $333,555 in the half-year ended 31 December 2003. No adjustment was required for the comparative period. Refer to Note 1 for further information.

	6 months to 31 December 2003 $	6 months to 31 December 2002 $

4. Sales of Assets

Sales of assets in the ordinary course of business have given rise to the following profits and losses:

	6 months to 31 December 2003 $	6 months to 31 December 2002 $
Net Profits		
Investments	153,601	-
Net Losses		
Property, plant and equipment	-	71,450

5. Accumulated Losses

	31 December 2003	30 June 2003
Balance at beginning of financial period	(12,984,925)	(8,824,594)
Net (loss) / profit for the period	(5,103,989)	(4,160,331)
Balance at end of financial period	(18,088,914)	(12,984,925)

	6 months to 31 December 2003 $	6 months to 31 December 2002 $

6. Notes to the Statement of Cash Flows

(a) *Reconciliation of Cash*

For the purposes of the statement of cash flows, cash includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the financial period as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:

	6 months to 31 December 2003 $	6 months to 31 December 2002 $
Cash	12,999,466	7,033,886

(b) *Reconciliation of (Loss) / Profit From Ordinary Activities After Related Income Tax to Net Cash Flows From Operating Activities*

	6 months to 31 December 2003 $	6 months to 31 December 2002 $
(Loss)/Profit from ordinary activities after related income tax	(5,040,233)	(1,741,803)
Write down (up) of value of investments	(173,449)	335,964
(Profit) on sale of investments	(153,601)	-
Depreciation of plant and equipment	240,065	60,474
Amortisation of goodwill/patents	1,671,228	1,704,568
Loss on sale of property, plant and equipment	-	71,450
Securities received as part of sales	-	(350,904)
Foreign exchange movements	424,633	494,094
Write up of value of investment	(6,477)	
Changes in assets and liabilities:		
(Increase)/decrease in assets:		
Current receivables	407,121	(359,447)
Other current financial assets	11,095	20,000
Other current assets	-	15,078
Increase/(decrease) in liabilities:		
Current trade payables	(699,028)	(92,557)
Other current liabilities	-	(239,464)
Provisions for employee entitlements	28,405	33,468
Net cash (used) in operating activities	(3,290,241)	(49,079)

7. Earnings Per Share

	2003 ¢ per share	2002 ¢ per share
Basic EPS	(1.9 cents)	(0.6 cents)
Diluted EPS	(1.9 cents)	(0.6 cents)

Basic Earnings per Share

The earnings and weighted average number of ordinary shares used in the calculation of basic earnings per share are as follows:

	6 months to 31 December 2003 $	6 months to 31 December June 2002 $
Earnings (a)	(5,103,989)	(1,679,262)

	2003 No.	2002 No.
Weighted average number of ordinary shares used in the calculation of basic earnings per share	274,207,046	261,429,879

(a) Earnings used in the calculation of basic earnings per share is the same as net (loss) profit in the statement of financial performance.

7. Earnings Per Share (cont)

Diluted Earnings per Share

The earnings and weighted average number of ordinary and potential ordinary shares used in the calculation of diluted earnings per share are as follows:

	6 months to 31 December 2003 $	6 months to 31 December 2002 $
Earnings (a)	(5,103,989)	(1,679,262)
	2003 No.	**2002 No.**
Weighted average number of ordinary shares and potential ordinary shares (b)	274,207,046	261,429,879

(a) Earnings used in the calculation of diluted earnings per share is the same as net profit (loss) in the statement of financial performance.

(b)The following are considered to be potential ordinary shares but are not dilutive and are therefore excluded from the weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share.

Vendor options	65,969,250	69,256,250
Directors options -45 cents	1,000,000	2,000,000
Directors options – 48 cents	2,000,000	-
Placement options	6,666,666	-
Staff Share Plan	11,232,501	8,970,000
Total unlisted options	86,868,417	80,226,250

8. Net Tangible Assets Per Security

	2003	2002
Net tangible assets per security	5.0 cents	2.9 cents

9. Details of Entities Over Which Control Has Been Gained or Lost

Control gained over entities – None

Name of entity (or group of entities)	
Date control gained	

10. Segment Information

	External Sales		Total	
	6 months to 31 December 2003 $	6 months to 31 December 2002 $	6 months to 31 December 2003 $	6 months to 31 December 2002 $
Biotechnology	1,776,431	4,832,131	1,776,431	4,832,131
Investment	393,936	-	393,936	-
Other	296,440	26,169	296,440	26,169
Total of all segments	2,466,807	4,858,300	2,466,807	4,858,300
Eliminations	-	-	-	-
Unallocated	-	-	-	-
Consolidated	2,466,807	4,858,300	2,466,807	4,858,300

10. Segment Information (continued)

Segment Results

	6 months to 31 December 2003 $	6 months to 31 December 2002 $
Biotechnology	(5,367,283)	(1,405,839)
Investment	327,050	(335,964)
Other	-	-
Total of all segments	(5,040,233)	(1,741,803)
Unallocated	-	-
Loss from ordinary activities before income tax expense	(5,040,233)	(1,741,803)
Income tax expense relating to ordinary activities	-	-
Loss from ordinary activities after related income tax expense	(5,040,233)	(1,741,803)

11. Subsequent Events

On 9 February 2004, the Company announced a new licensing deal with Laboratory Corporation of America Holdings, or "LabCorp", as it is more commonly known. Financial details of the license granted to LabCorp are covered by confidentiality, but GTG can report that this license grants rights to the GTG non-coding analysis patents and the GTG non-coding mapping patents. In return, GTG will now receive a signing fee plus annual payments from LabCorp for the life of these patents – that is, through 2015.

Directors' Declaration

The directors declare that:

a) the attached financial statements and notes thereto comply with Accounting Standards;

b) the attached financial statements and notes thereto give a true and fair view of the financial position and performance of the consolidated entity;

c) in the directors' opinion, the attached financial statements and the notes thereto are in accordance with the Corporations Act 2001; and

d) in the directors' opinion there are reasonable grounds to believe that the disclosing entity will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors made pursuant to s.303(5) of the Corporations Act 2001.

On behalf of the Directors

I A Dennis
Director
Sydney, 24 February 2004

ERNST & YOUNG

The Ernst & Young Building
321 Kent Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9262 6565
DX Sydney Stock Exchange 10172

Independent review report to members of Genetic Technologies Limited

Scope

The financial report and directors' responsibility
The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows and accompanying notes to the financial statements and the other information set out in Appendix 4D to the Australian Stock Exchange (ASX) Listing Rules for the consolidated entity comprising both Genetic Technologies Limited (the company) and the entities it controlled during the half-year, and the directors' declaration, for the company, for the half-year ended 31 December 2003.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 1029 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*, and the ASX Listing Rules as they relate to Appendix 4D. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach
We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the ASX and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia, and the ASX Listing Rules as they relate to Appendix 4D, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our review of the financial report, we were engaged to undertake other non-audit services. The provision of these services has not impaired our independence.

ERNST & YOUNG

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report, as defined in the scope section, of the consolidated entity Genetic Technologies Limited and the entities it controlled during the half-year is not in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of the consolidated entity at 31 December 2003 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia and the ASX Listing Rules as they relate to Appendix 4D.

Ernst & Young

Ernst & Young

E A Lang

E A Lang
Partner
Sydney
25 February 2004

genetic technologies

File No. 82-34627

17 November 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

GTG Law Suits Against Nuvelo and Covance Now Settled

Genetic Technologies Limited ("GTG") is pleased to report that 2 out of the 3 law suits filed by GTG against US biotechnology companies were settled in USA last week.

GTG reminds the market that on 5 September 2001, we reported GTG had secured patent insurance covering all its patents and if necessary, we would initiate legal action against one or more US biotechnology companies who appeared to use our technology and ignored our efforts to take a license from GTG.

GTG has subsequently reported details of a succession of agreements reached with many companies now acquiring licenses from GTG.

On 1 April 2003, GTG reported it had initiated legal action against 3 major listed US biotechnology companies for patent infringement under the terms of the patent insurance policy held by GTG.

GTG did not identify the three companies at the time, in order to give the parties every opportunity of resolving these three disputes by negotiation. However, with time, journalists were able to identify the 3 companies, from the public records of the US District Court, California, Northern District, and from various disclosures by those companies themselves.

Genetic Technologies Limited • **Website:** www.gtg.com.au • **Email:** info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

We can therefore now confirm that the three companies sued by GTG for patent infringement are (i) Nuvelo, Inc., (ii) Covance, Inc., and (iii) Applera Corporation.

Accordingly we are very pleased to now report that recent settlement discussions have resulted in the total settlement of the disputes with Nuvelo, Inc., and with Covance, Inc. The precise terms of these settlements must remain confidential and cannot be publicly disclosed, but I can indicate that GTG is pleased with the final outcome. GTG will soon dismiss the legal actions against Nuvelo, Inc., and Covance, Inc.

GTG will now focus its efforts on the remaining action - against Applera Corporation. Applera is the parent company of Applied Biosystems, Celera Genomics and Celera Diagnostics. GTG will now also be expanding its non-coding licensing program globally.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

File No. 82-34627

26 November 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

AgGenomics Starts Generating Meaningful Results

Genetic Technologies Limited ("GTG") wishes to inform the market about the pleasing progress now being achieved by AgGenomics Pty Limited ("AgGenomics"), the joint venture formed by GTG and the Victorian State Government subsidiary, Agriculture Victoria Services Pty. Limited.

AgGenomics was formed in early 2002 with the objective of becoming a leader in the application of new genetic and genomic testing strategies to identify and accelerate the selection of improved animal and plant varieties in Australia. GTG contributed capital and commercial expertise to AgGenomics and today holds 50.1% of the joint venture.

In June 2003, AgGenomics launched the largest private sector genetic marker discovery program in Australia – a $2.1M initiative focussed on strawberries, co-funded by Horticulture Australia Ltd.

Subsequently, AgGenomics has undertaken pilot programs and also extensive genotyping contracts in relation to cereals, oil seeds, dairy cattle and aquaculture species.

In particular, AgGenomics has undertaken funded programs for marker assisted selection of wheat varieties, for variety identification using DNA profiling, and also ultra high throughput genotyping of wheat.

In addition, AgGenomics has been awarded an exclusive contract to conduct large-scale, high throughput genotyping of dairy cattle for A2 Corporation of New Zealand.

AgGenomics is also now pursuing genomics programs on a variety of aquaculture species, including sand crabs, barramundi, prawns and oysters.

genetic technologies

New business proposals for AgGenomics are now being received from New Zealand, USA and Japan, in relation to a range of food crops, sheep, cattle and aquaculture species.

Gross revenue for AgGenomics in its first full year (ended June 2003) was $1.4M. Gross revenue in the current financial year ended June 2004 is now tracking ahead of last year's result.

AgGenomics is now seen as a third source of meaningful future revenues for GTG – in addition to GTG's steadily growing revenues from licensing and also from genetic service testing.

Yours faithfully,

Dr. Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • 60-66 Hanover Street Fitzroy VIC 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

File No. 82-34627

27 November 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

GTG Invited to Join International Gene Testing Network

Genetic Technologies Limited ("GTG") is pleased to report it has joined the world-wide GENDIA diagnostic genetic testing network. GTG becomes the only genetic testing laboratory in Australia or New Zealand - public or private - to have achieved this level of recognition in the field of genetic testing.

GENDIA is a network of some 20 leading laboratories worldwide who work together and share access to very sophisticated genetic testing procedures with each other. This cooperation enables GENDIA member laboratories to each gain access to very complex and specialised genetic tests on more than 300 different genes. It is now known that abnormalities, or mutations, in these genes can cause a wide variety of disease outcomes - including various forms of cancer, heart disease, childhood diseases and disorders of the brain. Some of these disorders are also quite common.

GTG is the sole GENDIA-affiliated laboratory in Australia and New Zealand. The many sophisticated genetic tests which GTG will able to access through the GENDIA network complements the growing list of genetic tests now being developed and optimised by GTG at its molecular diagnostics laboratory in Melbourne.

The ability of GTG to now offer such a broad range of genetic tests, many of which, have never been available in Australia or New Zealand until now, will likely influence more medical specialists to look to GTG for their genetic testing requirements, based on the growing evidence that genetic testing helps determine management choices in many genetic diseases - sometimes for the lifetime of the patient - and their family.

genetic technologies

GTG has previously declared that it intends to become a global leader in the emerging field of genetic diagnostics – which today, is influencing and transforming the very basis of medical care. This latest recognition by GENDIA further supports our mission.

Yours faithfully,

Dr. Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • 60-66 Hanover Street Fitzroy VIC 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

File No. 82-34627

8 December 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

GTG Law Suits Against Nuvelo and Covance Now Dismissed

On 17 November 2003, Genetic Technologies Limited ("GTG") reported that the law suits filed by GTG against US biotechnology companies Nuvelo, Inc., and Covance, Inc., in March 2003 for infringement against the GTG patents, had been finally settled by negotiations between the parties.

We can now report that the U.S. District Court, Northern District of California, has formally dismissed these law suits - at the request of the parties. Again, the specific details of the agreed settlements negotiated between GTG and the other parties must remain confidential, but we can say that GTG is very pleased with the final outcome.

GTG is now focussing its efforts on the remaining law suit, which GTG has filed against Applera Corporation - the parent company of Applied Biosystems, Celera Genomics and Celera Diagnostics.

GTG is meanwhile continuing to expand its non-coding licensing program globally.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website:** www.gtg.com.au • **Email:** info@gtg.com.au ABN 17 009 212 328
Registered Office • 66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

File No. 82-34627

8 December 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

New Patents Awarded to GTG.

Genetic Technologies Limited ("GTG"), is very pleased to report that it has just been awarded two new patents – this time in Ireland.

GTG has previously informed the market about its powerful suite of non-coding analysis and mapping patents - and also its foetal cell separation patents - all of which arose from the pioneering research of immuno-geneticist, Dr. Malcolm Simons, in the late 80's and early 90's. This research subsequently resulted in three important inventions in genetics – the first directed towards improved genetic analysis, the second towards improved genomic mapping and the third towards foetal cells separation.

The first non-coding mapping patent was issued to GTG in USA in 1998, and has since been allowed by most of the countries of Western Europe, as well as Australia, New Zealand, South Africa and Israel. In March 2003, it was finally allowed in Japan.

We are therefore delighted to report that the non-coding mapping patent - originally filed in July 1991 - has just been granted to GTG by the Republic Ireland, with effective from August 2003.

Similarly, the foetal cell separation patent originally filed in the early 1990's has just been granted to GTG by the Republic of Ireland, during November 2003.

Yours faithfully,

Dr. Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Level 9 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

File No. 82-34627

16 December 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

GTG Grants License to Kings College, London.

Genetic Technologies Limited (GTG-ASX) is pleased to announce it has now granted a license to its non-coding patents to Kings College, London, in United Kingdom.

This license will permit Kings College to apply the GTG non-coding patents to its current research program. Kings College is a leader in the field of researching the genetic basis of various psychiatric and psychological disorders, including for example, schizophrenia, anxiety/depression and some attention deficit disorders.

It should be noted that any future commercial applications arising from this research at Kings College would still require an additional commercial license from GTG.

This achievement is significant for GTG in several ways.

1. This is the first research license granted by GTG in Britain - and only the second license to the non-coding patents granted by GTG in Europe. The first license was issued earlier this year to Pyrosequencing AB, of Sweden.

2. This license is a further example of GTG building public/private partnerships globally – now bringing GTG into very close working relationships with leading universities and publicly-funded institutions worldwide.

3. This agreement now facilitates the exploration and discovery of new genetic understandings and may also lead to new commercial opportunities for GTG.

Genetic Technologies Limited • **Website:** www.gtg.com.au • **Email:** info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • 60 – 66 Hanover Street Fitzroy VIC 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

4. GTG and Kings College will now discuss ways for GTG to take the new genetic tests and products emerging from this leading work to the commercial markets, worldwide.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • 60 – 66 Hanover Street Fitzroy VIC 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

File No. 82-34627

22 December 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

GTG Expands in New Zealand

GTG is pleased to inform the market of its steady expansion into New Zealand.

1. **Licensing**

GTG previously reported on 11 September 2003, that we had reached agreement with the Fonterra subsidiary, Vialactia, on the terms for the first New Zealand license to the GTG non-coding patents. We are delighted to report this license has now been formally executed.

Meanwhile, GTG is in serious negotiations with 7 other parties in New Zealand whose research and commercial ambitions would benefit by taking a license to the GTG non-coding patents. Further announcements will be made when appropriate.

2. **Genetic Testing Services**

GTG has also identified new opportunities where GTG could assist New Zealand medical organisations to undertake new and sophisticated genetic tests for susceptibility to certain human diseases. GTG also believes it can similarly assist New Zealand livestock

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • 60-66 Hanover Street Fitzroy VIC 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

producers to test their herds - both for progeny testing and also for the presence of desirable traits.

As previously reported, GTG is now in a position to be able to bring new and novel genetic tests from USA and Europe for the first time to Australia and also New Zealand.

3. **Contract Research**

GTG can now also offer access to its AgGenomics facilities to certain New Zealand agricultural producers who may require large-scale testing of animal or plant specimens.

4. **Collaborative Research**

GTG has also been approached by leading New Zealand institutes seeking the support and expertise of GTG to help bring novel New Zealand inventions and discoveries to global markets. Such new opportunities are now under active consideration by GTG.

5. **Summary**

GTG continues to support and work with several New Zealand organisations, to help improve the quality of human health care and also to improve the efficiency of New Zealand's agricultural output. In support of these activities, GTG is now building its infrastructure in New Zealand and its relationships with New Zealand enterprises.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website:** www.gtg.com.au • **Email:** info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • 60-66 Hanover Street Fitzroy VIC 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

File No. 82-34627

December 28th, 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

By fax from Overseas.

Dear Sir,

GTG Grants Research License to University of Technology, Sydney.

Genetic Technologies Limited (GTG-ASX) is pleased to announce it has granted a research license to its non-coding patents to the University of Technology, Sydney.

This is the sixth research license so far granted by GTG, and the third to a publicly funded institute in Australia. Other research licenses to the non-coding patents have so far been granted by GTG to:

- University of Utah, USA,
- University of Sydney, Australia,
- CY O'Connor Erade Village, in Perth, Australia,
- Kings College, London, UK, and
- ViaLactia Biosciences (NZ) Ltd, of Auckland, New Zealand.

It should be noted that the license to the University of Technology, Sydney, is quite separate from the earlier license granted last July to University of Sydney.

genetic technologies

This license will permit the University of Technology, Sydney, to expand its current genetic research program with full access to GTG's non-coding patents, and with the full support of GTG.

Again, this is exclusively a research license. Any future commercial applications arising from such research will still require a separate commercial license from GTG at the appropriate time.

Other Australian research and commercial entities are now similarly seeking research licenses and commercial licenses to the GTG non-coding patents. GTG will continue to grant licenses to make its non-coding patents readily accessible for all such research programs and also for commercial applications.

Further announcements will be made as appropriate.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • 60 Hanover Street Fitzroy VIC 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office • Level 12, 75 Elizabeth Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

File No. 82-34627

December 30th, 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

By fax from Overseas.

Dear Sir,

GTG Grants First Commercial License in Canada.

Genetic Technologies Limited (GTG-ASX) is very pleased to announce it has granted a commercial license to its non-coding analysis and mapping patents to TM Bioscience Corporation (TSE-TMC), headquartered in Toronto, Canada.

TM Bioscience is a leading provider of diagnostic kits for human genetic testing. These kits are exported globally by TM Biosciences.

The financial terms of this license are covered by confidentiality, and accordingly, cannot be disclosed.

GTG is particularly pleased note that this is the first commercial license granted by GTG to any biotechnology company in Canada.

GTG will continue to grant licenses and to make its non-coding patents readily accessible for commercial applications and also for research applications, worldwide. Further announcements will be made as appropriate.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • 60 Hanover Street Fitzroy VIC 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office • Level 12, 75 Elizabeth Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

File No. 82-34627

2 February 2004

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW

Gtech International Resources Limited ("Gtech") -Update

Genetic Technologies Limited ("GTG") is pleased to provide this update concerning its listed Canadian subsidiary, Gtech International Resources Limited

When GTG was created in August 2000, GTG also acquired a majority interest in the Canadian company, YKR International Resources Limited, listed on the TSX Venture Exchange in Vancouver.

In October 2000, YKR International Resources Limited changed its name to Gtech International Resources Limited and also underwent a stock consolidation.

In May 2001, GTG made a placement into Gtech, bringing its ownership to 70.45%. At the same time, Dr. Mervyn Jacobson, Executive Chairman of GTG, was appointed a Director and Chairman of Gtech.

GTG subsequently exercised warrants which increased its ownership to 78.22% of the 5,009,667 common shares on issue.

More recently, Gtech has liquidated sundry historical assets for cash, and today has in excess of C$500,000 in the bank. Gtech is currently listed on the NEX board of the TSX Venture Exchange (GCH.H).

Assisted by GTG, Gtech is now exploring new opportunities in the biotechnology sector.

Yours faithfully,

Ian Dennis
Executive Director

Genetic Technologies Limited • **Website:** www.gtg.com.au • **Email:** info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Level 12, 75 Elizabeth Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

File No. 82-34627

9 February 2004

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

GTG Grants License to LabCorp, of USA

Genetic Technologies Limited (GTG-ASX) is pleased to announce it has granted a license to its non-coding patents to Laboratory Corporation of America Holdings, or "LabCorp", as it is more commonly known. LabCorp is headquartered in North Carolina, USA, and is a leading provider of human diagnostic services in USA and Canada. LabCorp also performs testing in Europe for other companies, including pharmaceutical companies, for regulatory compliance purposes.

Financial details of the license granted to LabCorp are covered by confidentiality, but GTG can report that this license grants rights to the GTG non-coding analysis patents and the GTG non-coding mapping patents. In return, GTG will now receive a signing fee plus annual payments from LabCorp for the life of these patents – that is, through 2015.

In addition, GTG & LabCorp will now explore other new opportunities to collaborate. For example, GTG is granting LabCorp a priority right to review the GTG foetal cell and foetal DNA patents, for possible future application by LabCorp.

This license has other significance for GTG. LabCorp recently filed a Declaratory Judgement action against GTG in the District Court of New Jersey. However, having secured its own license from GTG, LabCorp is now withdrawing this action.

In fact, the only legal action involving GTG which is still ongoing, is the law-suit filed by GTG against Applera Corporation. GTG believes it is very significant that LabCorp, as a major consumer of products made by Applera, has resolved to secure its own license to the GTG non-coding patents and to end its legal posturing against GTG.

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • 60-66 Hanover Street Fitzroy VIC 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office • Level 12, 75 Elizabeth Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

This License to LabCorp is a further example of a license granted by GTG to a service provider – that is, to a genetic testing laboratory actually performing the genetic tests. Some of these genetic tests necessarily require access to GTG's inventions and patents.

Further announcements will be made as appropriate.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

File No. 82-34627

genetic technologies

26 February 2004

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

Nanogen License – Additional Value Realized.

In April 2002, Genetic Technologies Limited (GTG-ASX) announced one of the first licenses to the GTG non-coding patents had been granted to Nanogen, Inc, of San Diego, California, USA. At that time, Nanogen paid GTG a signing fee via US$200,000 in cash, plus securities, in the form of Nanogen warrants.

Subsequently, the price of Nanogen shares fell below the exercise price of the warrants, and guided by the GTG auditors, these Nanogen warrants were duly written off by GTG.

In 2004, the Nanogen stock price has risen and GTG has recently converted its Nanogen warrants into Nanogen shares, and then liquidated all these Nanogen shares on the open market. GTG is pleased to report it has just realized a further US$275,000 (being around AUS$350,000) from this sale.

Therefore, with the passage of time, GTG received a total of US$475,000 from its license to Nanogen (being the original US$200,000 in cash plus the US$275,000 just realized).

This additional US$275,000 will be booked as a profit contribution for GTG in the current financial year.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

genetic technologies

File No. 82-34627

27 February 2004

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

LabCorp Dismisses its Law Suit Against GTG.

Earlier this month, Genetic Technologies Limited (GTG-ASX) informed the market that it had granted a license to its non-coding patents to the major U.S. service provider, Laboratory Corporation of America Holdings, headquartered in North Carolina, USA. Under that license, LabCorp paid a signing fee to GTG and also agreed to make ongoing annual payments to GTG.

At that time, GTG also informed the market it anticipated that a law suit which had been filed by LabCorp would soon be dismissed in the District Court of New Jersey.

GTG is pleased to now advise that on 17 February 2004, attorneys for LabCorp duly filed a "Notice of Dismissal" with the U.S. District Court, District of New Jersey, and the Court has subsequently listed the matter as "Case Closed" - on 20 February 2004.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website:** www.gtg.com.au • **Email:** info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • 60–66 Hanover Street Fitzroy VIC 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office Suite 2, Level 12, 75 Elizabeth Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

File No. 82-34627

30 March 2004

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

GTG and Kings College Begin Non-Coding Research Collaboration in UK.

In December, 2003, Genetic Technologies Limited (GTG-ASX) announced it had granted a license to its non-coding patents to Kings College, London, in the United Kingdom.

At the time, this license was described as a further example of GTG nurturing public/private partnerships globally – bringing GTG into very close working relationships with leading universities and publicly-funded institutions worldwide.

In December, GTG foreshadowed that its relationship with Kings College might also lead to new research projects, new discoveries and new commercial opportunities for GTG.

We are pleased to now report that GTG and Kings College have begun a new joint research project in UK to explore the functionality of certain non-coding DNA elements - initially with special focus on the genetics of breast cancer susceptibility and also the genetics of certain neuro-psychiatric conditions, such as schizophrenia.

This project will be funded for an initial 6 month period, at which time the partners will then review progress and decide on next steps.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • 60-66 Hanover Street Fitzroy VIC 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office • Suite 2, Level 12, 75 Elizabeth Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

File No. 82-34627

13 April 2004

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

GTG's ImmunAid Project – Third Progress Report.
- Results published in the Journal of Immunology

Genetic Technologies Limited (ASX-GTG) has previously reported to the market on the step-wise progress of its AIDS treatment project.

GTG first reported its plans for this project in March, 2001.

In July, 2002, GTG reported more specifically on experiments at the University of Western Australia which produced first results described as "quite remarkable". This led to the formation of a new company, ImmunAid Pty Limited which then took over ownership of this project. GTG owns 60% of ImmunAid.

GTG then reported that a Technical Review Committee had been formed, made up of leading AIDS researchers and clinicians to advise Immunaid and its parent, GTG, on the scientific direction of this project.

In 2002, the Technical Review Committee considered the results achieved on mice and then urged management to expand the scope of this project to humans. We then began the process of obtaining ethical approval - and in turn, began human monitoring studies in Sydney, Melbourne & Perth.

genetic technologies

In 2003, the Technical Review Committee considered the results of our first human monitoring trials. The Committee was sufficiently encouraged to recommend that human monitoring trials should be expanded and should now become the main priority for Immunaid - even to the point of deferring all other trials, on species such as cats.

This work is now attracting global attention. We are delighted to report that a scientific paper describing some of our results on mice will be published in the prestigious scientific publication, "The Journal of Immunology", on 15 April 2004. An abstract of this paper titled "Timed Ablation of Regulatory $CD4^+$ T Cells Can Prevent Murine AIDS Progression" is already available on the Journal's web-site, www.jimmunol.org. This paper describes our success in preventing disease progression in mice by treating them with two quite different alternative treatments, but at particular times. This work suggests that timing of treatment may be critical in this disease - and possibly also in other conditions where immunosuppression plays a role in the disease process.

It is now planned to expand our human monitoring trials – (a) for patients with AIDS and (b) for patients with ovarian cancer, and possibly also for certain other cancers.

Meanwhile, a first patent was duly filed in the early days of Immunaid, and further patent filings have followed, as new discoveries unfolded, with Martin Ashdown as inventor and with Immunaid as assignee. These patent filings cover ImmunAid's novel concepts for the treatment of retroviral disease and also the treatment of cancer.

Further details will be provided, as appropriate.

Yours faithfully,

Dr. Mervyn Jacobson
Executive Chairman, GTG, and
Chairman, ImmunAid Pty Limited

genetic technologies

File No. 82-34627

19 April 2004

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

Appointment of Robert Edge as a Non-Executive Director

Genetic Technologies Limited ("GTG") is pleased to announce that Mr Robert Edge has joined the Board of Directors of GTG effective from 19 April 2004 as a Non Executive Director.

Robert is a Chartered Accountant with a very strong financial background and will also join the Audit Committee of GTG.

GTG also advises that Mr Russell Granzow has resigned as a Director of GTG effective from 19 April 2004 to pursue a bio-security position in the USA.

Yours faithfully,

Ian Dennis
Executive Director

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory• 60-66 Hanover Street Fitzroy VIC 3065 Australia
Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia **Phone** 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Suite 2, Level 12, 75 Elizabeth Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

File No. 82-34627

29 March 2004

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

New Patents Awarded in Canada.

Genetic Technologies Limited ("GTG") is very pleased to report that another two patents have been allowed - this time in Canada.

GTG has previously informed the market about its powerful suite of non-coding genetic analysis and genomic mapping patents - and also its foetal cell separation patents - all of which arose from the pioneering research of immuno-geneticist, Dr. Malcolm Simons, in the late 80's and early 90's. This research subsequently resulted in three important families of patents – the first directed towards improved genetic analysis, the second towards improved genomic mapping and the third towards foetal cell separation.

The original non-coding analysis patent was filed back in 1989 by the GTG subsidiary, GeneType AG, and the first patent to subsequently issue was in USA in 1993. This was then followed by successive allowances in 22 other countries. This latest notification marks the 24th such country to issue a patent which forms part of the GTG non-coding analysis family of patents. Indeed, this approval comes after almost 15 years of review by the Canadian Patent Office.

It is noteworthy that these non-coding patents have now been duly allowed in every country in which they were originally filed – and are still issuing in 2004, even after 15 years of examination - and despite the flood of new information in the world of genetics.

genetic technologies

Separately, the Canadian patent office has also advised that it is now allowing the GTG foetal cell patent in Canada, as originally filed in the early 1990's. Canada now becomes the 23rd jurisdiction to allow this foetal cell patent.

These latest allowances in Canada – and indeed all the allowances in all the countries where the GTG patents have been filed - plus the very careful deliberation by the various government patent offices before granting these patents, in some cases taking many years – are further strong evidence of support for the validity of the GTG patents.

Yours faithfully,

Dr. Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Suite 2, Level 12, 75 Elizabeth Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

File No. 82-34627

31 March 2004

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

GTG Pursues NASDAQ Listing

Genetic Technologies Limited (GTG-ASX) previously reported its intention of seeking a listing on the New York-based "NASDAQ" exchange. GTG also previously announced it had entered into agreements with Bank of New York, the New York law firm of Greenberg Traurig, Global Markets Capital Corporation and The Ruth Group to help GTG achieve a successful listing in New York.

GTG subsequently reported it had achieved the first step in this process - a Level 1 American Depository Receipts ("ADR") listing, under which the Company's ADR's can be traded in over-the-counter (OTC) markets, under the code GNTLY.

The next step is to achieve a Level 2 ADR listing, which will allow the Company's ADR's to be traded on the fully automatic, screen-based Small Cap NASDAQ market.

However, the terrorist attacks in USA in September 2001, caused the New York markets to enter a period of weakness, and our consultants advised GTG to temporarily defer the Level 2 process. In mid-2003, our consultants advised market conditions had improved and GTG should again pursue finalization of its Level 2 ADR program.

I am pleased to report that GTG is now again actively addressing all relevant compliance formalities. However, there are now some new circumstances we must recognize - including new US securities laws and a more cautious review process, which will slow completion of our listing. We now hope to have our Level 2 ADR listing completed in mid-2004.

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • 60-66 Hanover Street Fitzroy VIC 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office • Suite 2, Level 12, 75 Elizabeth Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

In addition, GTG has recently appointed the leading investor relations firm of Lippert/Heilshorn and Associates, with offices in New York and in California, to represent GTG to the US investor market, with immediate effect.

GTG continues to be encouraged by gestures of support from New York bankers, brokers, market makers, analysts and institutional investors.

GTG executives will return to New York in April to work with Lippert/Heilshorn and the New York investment community, in anticipation of our Level 2 ADR listing being completed around mid-year.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

genetic technologies

File No. 82-34627

26 March 2004

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

GTG Granted Accreditation to Provide DNA Forensic Testing.

Genetic Technologies Limited (GTG-ASX) has previously informed the market it hoped to become the first independent laboratory in Australia to be allowed to perform genetic testing services in the field of forensics. Until now, this specialised field had been restricted to government law enforcement agencies and forensic science laboratories.

In the 2003 GTG Annual Report, we informed the market we had indeed initiated the elaborate process of obtaining formal approval to enter the field of forensics. We are now delighted to report that GTG has just received formal notification from the National Association of Testing Authorities, Australia, ("NATA") that approval has been granted for GTG to now begin offering DNA analysis services in the field of Forensic Science.

Initially, GTG will offer its assistance to the state government and police forensic science laboratories, several of whom have recently acknowledged they have significant backlogs of specimens awaiting DNA testing. These labs have also indicated a willingness to sub-contract this work to GTG to help clear their backlogs. This could potentially involve tens of thousands of specimens now being referred to GTG for analysis.

GTG is meanwhile continuing to expand its laboratory testing facilities, with new robotic equipment having just been installed and new specialist scientists continuing to join our team. GTG is also helping to advance the science in Australia, with new cutting edge technologies and new intellectual property being offered to GTG by supportive American and European biotechnology companies.

genetic technologies

This achievement now creates another entirely new source of revenue for GTG.

Therefore, GTG can now recognise revenue from 5 current activities:

- licensing the non-coding patents, globally,
- human molecular diagnostics - including paternity & cancer-susceptibility testing,
- genetic testing in animals – including pedigree & disease susceptibility,
- high throughput testing of agricultural specimens - plants, livestock, aqua-culture, via our AgGenomics subsidiary based at LaTrobe University,
- and now - forensic testing, working with the state forensic laboratories.

This latest achievement marks another milestone in the process of GTG becoming the leading independent genetic testing lab in the Asia-Pacific region.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website:** www.gtg.com.au • **Email:** info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • 60-66 Hanover Street Fitzroy VIC 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office • Suite 2, Level 12, 75 Elizabeth Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

File No. 82-34627

20 May 2004

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

GTG Grants Research License to Colorado State University

Genetic Technologies Limited (GTG-ASX) is pleased to announce it is granting a license to its non-coding patents to Colorado State University ("CSU"), based in Fort Collins, Colorado, USA.

CSU is an acclaimed global leader in the research and development of new technologies, especially in the fields of animal reproduction and animal genetics. This license will allow CSU to pursue its genetic research program with full access to GTG's non-coding patents, and with the full support of GTG.

Again, this is exclusively a research license. Any future commercial applications arising from such research would still require a separate commercial license from GTG.

This is now the eighteenth license GTG has granted to the non-coding patents.

GTG will continue to ensure licenses to its non-coding patents are readily accessible to all such research programs and also for a wide range of new commercial applications.

Further announcements will be made as appropriate.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • 60-66 Hanover Street Fitzroy VIC 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office • Suite 2, Level 12, 75 Elizabeth Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

File No. 82-34627

24 May 2004

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

GTG Appoints First Full Time Chief Financial Officer

Genetic Technologies Limited (GTG-ASX) is delighted to announce it has appointed Mr. Tom Howitt as its first full time Chief Financial Officer, with effect from 1 June 2004. Tom will be based in the Fitzroy headquarters and main laboratory of GTG.

Tom comes to GTG with considerable experience, having served as Chief Financial Officer and Company Secretary for a number of public companies listed on both the ASX and on foreign exchanges. His experience in the public arena covers all facets of financial management and control, and across a variety of industry sectors, including resources and technology, in both the domestic and international environments. Most recently, he was closely involved in supporting the development, patenting and commercialisation of an innovative suite of technologies.

Tom also has experience in raising equity capital, bank debt and the management of complex due diligence programmes.

Earlier in his career, Tom gained valuable experience working as a Taxation Consultant with international accountants, Ernst & Young, and also in the investment banking industry. Tom holds a Bachelor of Commerce degree, is a qualified Chartered Accountant, a member of the Taxation Institute of Australia and the Institute of Chartered Secretaries.

We look forward to Tom now joining the senior management team at GTG, together with his extensive financial experience.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • 60-66 Hanover Street Fitzroy VIC 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office • Suite 2, Level 12, 75 Elizabeth Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

File No. 82-34627

June 4th, 2004

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

GTG Continues its Expansion into New Zealand

GTG is pleased to inform the market of further success in expanding its services to New Zealand.

On December 22nd, 2003 GTG presented the market with an outline of its plans to expand to New Zealand. These included:-

- New Zealand research institutes and biotech organizations being offered ready access to the GTG non-coding patents, with Via Lactia Biosciences, the Fonterra subsidiary, being the first New Zealand entity to take up this offer.
- New Zealand medical organizations and also livestock producers being offered access to new and sophisticated genetic testing services made available by GTG.
- New Zealand agricultural producers being invited to access the sophisticated high-throughput DNA testing facilities made available through our AgGenomics laboratory testing facilities at LaTrobe University.
- New Zealand research organizations being offered assistance to help take their discoveries to global markets.

GTG is now pleased to report the following subsequent successes:-

1. We have retained the services of Dr. Tom Watson to market our agricultural products and services in both Australia and New Zealand. Dr Watson is based in New Zealand and is well known in Australasian livestock circles.

2. We have just received formal approval from the Australian Quarantine Importation Service (AQIS) to transfer DNA specimens from New Zealand to Australia for genetic testing purposes.

genetic technologies

3. We have just signed a first contract with Ovita Limited, based in Dunedin, New Zealand, to perform a pilot program of genetic testing on upto 20,000 New Zealand sheep at our AgGenomics high-throughput laboratory, based at Latrobe University in Melbourne. This may in turn lead to much greater numbers of specimens being shipped from New Zealand to GTG for DNA testing purposes.

We continue to negotiate with other organizations in New Zealand to help improve the quality of human healthcare and also the efficiency of New Zealand's agricultural output. Further announcements will be made as appropriate.

Yours sincerely,

Dr Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website:** www.gtg.com.au • **Email:** info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Suite 2, Level 12, 75 Elizabeth Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

File No. 82-34627

15 June 2004

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

GTG Proceeds with its Strategic Alliance with Perth-based Foundation

Genetic Technologies Limited (ASX-GTG) previously informed the market in October, 2003, that it was exploring the establishment of a broad strategic alliance with the CY O'Connor ERADE Village Foundation ("CYO"), based in Perth, Western Australia. The CYO is a leading centre of biotechnology innovation in WA, and is associated with the University of Western Australia, under the direction of Professor Roger Dawkins.

GTG is now pleased to report that all aspects of this multi-faceted relationship between GTG and the CYO have now been agreed, and the strategic alliance will now commence forthwith. The CYO will now actively help GTG to pursue its commercial objectives and GTG will now support the CYO as its major research engine in WA. Specifically:

- The CYO is now assigning to GTG all its current intellectual property (IP) rights in genetics and genomics. This includes patents already issued and held by the CYO, new pending patents based on new inventions made by the CYO, and many new inventions and concepts now being researched at the CYO.

- GTG will now support the ongoing genetics and genomics programmes of the CYO, which include many highly innovative projects in the field of human and animal genetics. Initially, 5 projects will be selected for priority attention and GTG will provide $4.5M to CYO, spread over 5 years, to help fund such research and the development of new IP. In return, GTG becomes the primary commercialising vehicle for all new inventions, patents, IP and business opportunities arising at the CYO in the field of genetics or genomics.

Genetic Technologies Limited • **Website:** www.gtg.com.au • **Email:** info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • 60-66 Hanover Street Fitzroy VIC 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office • Suite 2, Level 12, 75 Elizabeth Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

- Since our earlier report to the market in October, 2003, GTG has commissioned an independent report and valuation, which has meanwhile confirmed the significant value - in excess of $20M - of the new IP now being acquired by GTG.

- It is expected this new IP will significantly strengthen the GTG patent portfolio generally, and will also create new commercial opportunities for GTG in the future, both in relation to licensing and also new tests being developed.

- In consideration, GTG will now issue shares and pay royalties to the CYO, subject to the independent valuation and appropriate approvals.

- GTG and the CYO will also jointly explore the establishment of a state-of-the-art genetic testing service in WA, particularly with regard to (i) human diagnostic services, (ii) transplantation services, (iii) forensic testing, and (iv) the genetic testing of livestock.

- To permit the CYO to proceed with such opportunities, GTG now grants to the CYO a broad license to the GTG non-coding patents and in consideration, the CYO will pay to GTG a signing fee of $2.5M.

- In practice, GTG has agreed the IP being acquired from CYO is worth not less than $15M, and the CYO agrees the license being acquired from GTG is worth not less than $2.5M. Combining such consideration, GTG will now issue to CYO a total of 16,666,667 GTG shares, based on a deemed value of 75 cents per GTG share.

- The CYO has agreed these shares will not be released to the market for 12 months from 4 December 2003, and thereafter, they may be released, but at the rate of not more than 20% per year.

- In summary, GTG and the CYO intend to work closely together and to actively support each other's efforts as a priority.

- GTG and the CYO also intend to work closely with the public health and university sectors in WA, and particularly with University of WA, consistent with their commitment to the further development of public/private partnerships.

The CY O'Connor ERADE Village Foundation also incorporates the Immunogenetics Research Foundation and the Institute of Molecular Genetics and Immunology Incorporated of Perth, Western Australia.

genetic technologies

Professor Dawkins is a world authority in tissue typing and genomics. For example, the CYO has developed new methods for DNA matching to achieve improved survival rates in transplantation and has also developed improved methods for gene discovery.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • 60-66 Hanover Street Fitzroy VIC 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office • Suite 2, Level 12, 75 Elizabeth Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

File No. 82-34627

30 June 2004

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

GTG Chairman Invited to Become Consultant in China.

Genetic Technologies Limited (ASX-GTG) is pleased to report that Dr. Mervyn Jacobson, Executive Chairman of GTG, has been invited to join the scientific advisory board of the China National Animal Breeding Stock Export/Import Corporation ("CABS").

CABS, based in Beijing, is a leading Chinese Corporation seeking to improve the health and efficiency of livestock production in China. A current priority is to build the quality of the genetics of the dairy herd in China and also to introduce modern breeding techniques, both intended to improve the quantity and quality of the dairy herd - and so milk production, in China.

CABS is also involved with feed materials, feed additives, animal medicines, and the breeding of poultry and companion animals. CABS has established business relationships with more than 60 countries and annual sales of more than US$300M.

Dr. Jacobson has been invited to accept the position of "Chief Technology Officer" on the scientific advisory board of CABS.

Dr. Jacobson will, of course, continue to remain Executive Chairman of GTG.

This invitation has the full support of the Board of GTG.

Yours faithfully,

Ian Dennis
Executive Director

Genetic Technologies Limited • **Website:** www.gtg.com.au • **Email:** info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • 60 Hanover Street Fitzroy VIC 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office • Suite 2, Level 12, 75 Elizabeth Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

File No. 82-34627

22 July 2004

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

Genetic Technologies honoured at ceremony in ACT

Genetic Technologies Limited (ASX-GTG) was honoured yesterday at a ceremony held at Tidbinbilla Nature Reserve, in ACT. The ceremony marked the official opening of new facilities at Tidbinbilla, specifically designed to protect and support the captive breeding program for the highly endangered Victorian Brush-tailed Rock Wallaby. The previous facilities, enclosures and most of the animals at Tidbinbilla had been lost in the devastating bush fires of January 2003.

The ceremony was attended by animal conservation workers and members and supporters of Brush-tailed Rock Wallaby recovery teams from throughout Australia, and the media.

Guests were welcomed by Dr. Maxine Cooper, representing the ACT government.

Karin MacDonald MLA, Member for Brindabella in the ACT Legislative Assembly then introduced Dr. Mervyn Jacobson, Executive Chairman of GTG. She also issued a Media Release which stated: "This is a great day for the Brush-tailed Rock Wallaby. The ultimate aim of this program is to re-establish a wild population of Brush-tailed Rock Wallabies in the ACT. This task would have been much harder were it not for the generosity and vision of Genetic Technologies. Genetic Technologies has provided significant sponsorship to the Recovery team and have provided much of the funding to make these new enclosures a reality. It is a testament to the commitment shown to the survival of this species that organisations are able to work together cooperatively for a noble project".

Dr. Jacobson responded for GTG. He explained GTG was a small but unique company with a vision to help overcome a number of human and animal afflictions. GTG sought to

genetic technologies

establish diagnostic facilities, to unravel the underlying causes of these diseases and to help find treatments. GTG applied new and powerful technologies in genetics, genomics and animal reproduction - but always in a socially responsible way. Dr. Jacobson invited other companies to follow GTG's example and to similarly support social programs, such as the recovery program for the endangered Brush-tailed Rock Wallaby.

The audience was reminded that only 2 years ago, the total global population of the Victorian Brush-tailed Rock Wallaby – including all those in captivity and all those still in the wild had dwindled to just 12 remaining animals. In August 2002, GTG joined the recovery effort, offering both financial support and practical assistance. The recovery team was thereby re-energised - and a new ambitious recovery plan was implemented.

Two years later, there are now active breeding programs under way for the Victorian Brush-tailed Rock Wallaby - at Adelaide Zoo in South Australia, at Healesville Sanctuary in Victoria, and at Tidbinbilla in ACT, with all teams working closely together. Most importantly, the total number of Brush-tailed Rock Wallabies had risen to 40 animals.

It was seen as particularly significant that a young breeding pair released by Dr. Jacobson at Healesville Sanctuary back in 2002 had meanwhile reached maturity and had just produced their own first offspring.

Similarly, many of the young animals born in captivity since 2002 will also soon reach maturity - and may then join the breeding program. Indeed, the Recovery Team has already begun planning the release of the first animals back to the wild.

The captive breeding program will also be expanded at two new sites in New South Wales, where local landowners explain they were influenced by the example set by GTG - and had then come forward to offer their support and resources to the program.

The ceremony concluded with the symbolic release by Dr. Jacobson and Karin MacDonald of a pair of Brush-tailed Rock Wallabies into the new enclosures.

Dr. Jacobson again invited other companies and individuals to come forward and to support this important work.

Yours faithfully,

Mr. Ian Dennis
Executive Director

genetic technologies

File No. 82-34627

23 July 2004

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

Genetic Technologies Reports Growth in Revenue from Genetic Testing

Genetic Technologies Limited (ASX-GTG) has previously reported to the market on its commitment to expand its genetic testing business in the Asia Pacific region.

The original genetic testing business began in the field of human disputed paternity testing, and by the late 90's had grown to become the largest accredited provider in this field in Australia.

In 2000, soon after GTG was listed on the ASX, GTG announced plans to expand its genetic testing business into new areas.

In February 2002, GTG reported the formation of AgGenomics Pty Ltd, a joint venture with Agriculture Victoria Services Pty Ltd, a subsidiary of the Victorian Government. AgGenomics would provide genetic testing and genomic services at the Plant Biotechnology Centre at La Trobe University, focussing mainly on plant and agricultural opportunities.

In October 2002, GTG joined with Myriad Genetics Inc, of Utah, USA to announce a strategic alliance in comprehensive cancer susceptibility testing. GTG would offer such testing in Australia, New Zealand and South East Asia, and Myriad would offer such testing to the rest of the world.

In April 2003, GTG reported that Professor Deon Venter had joined the Board of GTG. Professor Venter worked at the Cancer Functional Genomics Laboratory at the Murdoch Children's Research Institute and he was Head of the Cancer Epidemiology Program, Department of Pathology at the University of Melbourne. At GTG, Professor Venter

genetic technologies

would oversee the establishment and growth of the GTG cancer susceptibility testing program.

At the same time, GTG reported the appointment of Dr. Frank Firgaira, as Head of Molecular Diagnostics – Cancer Susceptibility Testing. Dr. Firgaira came to GTG with some 25 years experience in the field of human genetic disease.

In November 2003, GTG reported it has joined the world-wide GENDIA diagnostic genetic testing network. GTG became the only genetic testing laboratory in Australia or New Zealand - public or private - to have achieved this level of recognition in the field of genetic testing. This gave GTG the opportunity to offer a broad range of new genetic tests, many of which, have never been available in Australia or New Zealand until then.

In March 2004, GTG reported it had been granted formal approval from the National Association of Testing Authorities, Australia, ("NATA") for GTG to now begin offering DNA analysis services in the field of Forensic Science.

GTG also reported it was continuing to expand its laboratory testing facilities, with new robotic equipment being installed, new specialist scientists joining GTG and new cutting edge technologies being brought to Australia from USA and Europe.

And finally, all these efforts are starting to bear fruit.

- Paternity testing - GTG recently won a tender which secured a 2-year contract to provide paternity testing services to Queensland Legal Aid. GTG is also already receiving specimens from around Australia, from Asia, and increasingly, from Europe.

- Cancer susceptibility testing - GTG is now receiving specimens from both the private and public sectors. GTG is also setting new standards in efficiency and in turn-around times. These tests can be complex, and some state facilities now have considerable backlogs, with some patients waiting 6 months to 2 years for a result. GTG is now able to complete such testing in about 15 days. GTG is pleased to be able to assist the public sector to clear such backlogs. GTG has also recently been invited to assist other Asian countries to set up similar state-of-the art testing.

- Forensics – GTG is today the only independent lab in Australia accredited to perform forensic DNA testing. Also, many state forensic facilities have considerable backlogs. GTG recently began assisting such a state forensic laboratory. GTG is pleased to offer such assistance and expects this work to build rapidly over coming months. GTG was

also chosen to perform some recent high profile DNA testing. This important work was also completed and reported in record time.

- Other Human testing – GTG is steadily adding new tests to its range, some having been developed in-house, and some acquired by GTG as part of broader cross-licensing agreements in Australia, USA and Europe.

- Animal testing – GTG is now endorsed by the Australian National Kennel Clubs to offer DNA testing to dog breeders. GTG today also offers DNA testing for birds, sheep and cattle.

- Plant testing – AgGenomics continues to expand its specialised services in relation to the genetic testing and identification of markers in plants.

Overall, revenue from all these efforts is starting to become meaningful. In the early days of just paternity testing, revenue never exceeded $1M per year. In the year just ended, our revenue from genetic testing alone was some $3.5M, and are continuing to build rapidly.

In summary, we are delighted to see our ambitious plan to become the leading independent genetic testing lab in the Asia-Pacific region now starting to be realised.

Yours faithfully,

Dr. Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • 60-66 Hanover Street Fitzroy VIC 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office • Suite 2, Level 12, 75 Elizabeth Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313